                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               -----------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                               Giant Group, Ltd.
                               -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                 374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                                 March 1, 1996
                                 -------------
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 17 Pages

                           Exhibit Index on Page 8

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              [ ]
         (b)              [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  695,489(1)

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  695,489(1)

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         695,489(1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [x]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.6(2)

(14)     TYPE OF REPORTING PERSON:  CO





-----------

1 Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

2 Based upon 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock.

                               Page 2 of 17 Pages

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         William P. Foley, II

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              [ ]
         (b)              [ ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  10,000(3)

         (8)     SHARED VOTING POWER: 0

         (9)     SOLE DISPOSITIVE POWER:  10,000(3)

         (10)    SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         10,000(3)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [x]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)

(14)     TYPE OF REPORTING PERSON:  IN





------------

3    Mr. Foley disclaims beneficial ownership of 695,489 shares of Common
     Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

4 Based upon 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock.

                               Page 3 of 17 Pages

                 This Amendment No. 10 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

                 Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                 Item 4 of the Schedule 13D is hereby amended to add the following:

                 (L) On February 22, 1996, in response to Fidelity's acquisition proposal set forth in the Offer Letter, the Company delivered a letter from Mr. Terry Christensen, a director of the Company, to Mr. William P. Foley, II, Fidelity's Chairman and Chief Executive Officer (the "Response Letter"), indicating that the Company's Board had rejected Fidelity's proposal.

                 Accordingly, on March 1, 1996, Fidelity delivered a Notice of Stockholder Intention to Submit Business (the "Notice") to the Company's Secretary. The purpose of the Notice is to comply with the Company's advance notice bylaw provision. In the Notice Fidelity stated that it intends to appear at the 1996 annual meeting of the Company's stockholders (the "Annual Meeting") in person or by proxy to elect the following persons as members of the Board of Directors of the Company, and in that regard Fidelity intends to nominate the following persons (each a "Nominee") as nominees for election as directors of the Company at the Annual Meeting: Messrs. Roger D. Loomis, Jr., Seymour Preston Jr., Andrew F. Puzder and Frank P. Willey. Fidelity believes, and each of the Nominees has informed Fidelity that he believes, that it is in the best interests of the stockholders of the Company to merge with and into Fidelity. Each of the Nominees is committed to effecting an immediate merger of the Company with and into Fidelity on the terms indicated in the Offer Letter, consistent with such Nominee's fiduciary duties to Giant stockholders. If such a transaction cannot thereafter be completed the Nominees would consider seeking a liquidation of the Company. Each of the Nominees has consented to being named in the proxy statement of the Company as a nominee and to serve as a director of the Company if so elected.

                 A copy of the Response Letter is attached as Exhibit 99.10 hereto and is incorporated herein by reference. A copy of a press release issued by Fidelity on March 1, 1996 announcing the delivery of the Notice is attached as Exhibit 99.11 hereto and is incorporated herein by reference.





                               Page 4 of 17 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Item 7 of the Schedule 13D is hereby amended to add the following:

         99.10 Response Letter dated February 22, 1996 from Mr. Burt Sugarman to Mr. William Foley, II

         99.11   Press Release issued by Fidelity on March 1, 1996





                               Page 5 of 17 Pages
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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 1996
                                        FIDELITY NATIONAL FINANCIAL, INC.



                                        By:   /s/ WILLIAM P. FOLEY, II
                                           -----------------------------------
                                           Name:  William P. Foley, II
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer





                               Page 6 of 17 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 1996



                                          /s/ WILLIAM P. FOLEY, II
                                        ----------------------------
                                            William P. Foley, II





                               Page 7 of 17 Pages
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                                 EXHIBIT INDEX



    99.10        Response Letter dated February 22, 1996 from Mr. Burt Sugarman to
                 Mr. William P. Foley, II                                            Page 9

    99.11        Press Release issued by Fidelity on
                 March 1, 1996                                                       Page 14





                               Page 8 of 17 Pages